UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

Sears Hometown and Outlet Stores, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812362101

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,656,725
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,656,725
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,226,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019 that was filed by the Issuer with the Securities and Exchange Commission on May 3, 2019.

CUSIP No. 812362101

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,656,725
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,656,725
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,226,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019 that was filed by the Issuer with the Securities and Exchange Commission on May 3, 2019.

CUSIP No. 812362101

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,656,725
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,656,725
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,226,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.3% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019 that was filed by the Issuer with the Securities and Exchange Commission on May 3, 2019.

CUSIP No. 812362101

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☑ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,226,598
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,656,725
	10.	Shared Dispositive Power 8,569,873

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,226,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 58.3% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based upon 22,702,132 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019 that was filed by the Issuer with the Securities and Exchange Commission on May 3, 2019.

This Amendment No. 17 to Schedule 13D (this “Amendment No. 17”) relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Sears Hometown and Outlet Stores, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 17 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment No. 17, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously filed with the Securities and Exchange Commission (“SEC”).

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On June 1, 2019, the Issuer, Transform Holdco and Transform Merger Corporation (“Merger Sub”), a wholly owned subsidiary of Transform Holdco, entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for the merger (the “Merger”) of Merger Sub with and into the Issuer on the terms and subject to the conditions set forth in the Merger Agreement. Prior to the completion of the Merger, the Issuer will be afforded an opportunity to market and sell the Issuer’s Sears Outlet and Buddy’s Home Furnishing Stores businesses (together, the “Outlet Segment”) to a third party (an “Outlet Sale”).

At the completion of the Merger, each share of Common Stock (except for shares of Common Stock (i) owned by the Reporting Persons, other investment affiliates of ESL or Transform Holdco, (ii) held in treasury by the Issuer or owned by any subsidiary of the Issuer or (iii) held by stockholders who have demanded properly in writing appraisal for such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware) will be cancelled and automatically converted into the right to receive an amount in cash equal to $2.25 per share of Common Stock, without interest, subject to an upward adjustment in the event that an Outlet Sale that satisfies certain criteria specified in the Merger Agreement has occurred, as described in more detail below.

Under the terms of the Merger Agreement, the Issuer has until August 24, 2019 (extendable until September 3, 2019 in certain circumstances) (the “Outlet Sale Period”) to market and enter into a definitive agreement to sell the Outlet Segment to a third party. Any Outlet Sale must satisfy certain terms and requirements set forth in the Merger Agreement, including the requirement that the net proceeds (after taking account of certain specified deductions, including transaction fees, expenses and taxes incurred by the Issuer in connection with the sale, any net working capital transferred to the buyer of the Outlet Segment in excess of $75,000,000 and, to the extent such amounts are not paid by the buyer of the Outlet Segment, certain amounts related to employee incentive awards and 50% of the costs of a directors and officers insurance “tail policy” to be purchased by the Issuer prior to the closing of the Merger) must be at least $97,500,000 (the “Minimum Sale Proceeds”). Transform Holdco will have an opportunity to negotiate with the Issuer to increase the merger consideration (described in the next paragraph) in response to any third-party offer for the Outlet Segment that would result in net proceeds of at least the Minimum Sale Proceeds but less than $120,000,000 to “match” the economic terms of such third-party offer. If the Issuer is able during the Outlet Sale Period to negotiate and enter into a definitive agreement providing for an Outlet Sale that would result in net proceeds of at least the Minimum Sale Proceeds and on other terms consistent with the requirements set forth in the Merger Agreement, the Issuer will have until October 23, 2019 (extendable until November 7, 2019 in certain circumstances) (the “Outlet Closing Deadline”) to consummate the Outlet Sale.

If an Outlet Sale is consummated and the net proceeds of the Outlet Sale exceed the Minimum Sales Proceeds, then the base merger consideration of $2.25 per share of Common Stock will be increased by an amount equal to (i) such excess amount divided by (ii) the aggregate number of shares of Common Stock and unvested Company restricted stock units issued and outstanding as of the closing of the Merger.

The obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of certain closing conditions, including closing conditions with respect to the Outlet Sale and with respect to the Issuer’s financing arrangements. With respect to the Outlet Sale, the Merger Agreement provides that the closing of the Merger shall not occur before the earliest of (a) the expiration of the Outlet Sale Period without any definitive agreement providing for an Outlet Sale having been entered into, (b) the consummation of an Outlet Sale and (c) the expiration of the Outlet Closing Deadline. With respect to the Amended and Restated Credit Agreement that the Issuer entered into with a syndicate of lenders (including Bank of America, N.A., as administrative agent and collateral agent) and the Term Loan Credit Agreement the Issuer entered into with Gordon Brothers Finance Company (as agent, lead arranger, and sole bookrunner) and Gordon Brothers Finance Company, LLC (as lender), the Merger Agreement requires as a closing condition that all obligations under these agreements shall have been repaid, all commitments of the lenders thereto shall have been terminated and, with respect to the Amended and Restated Credit Agreement, all related letters of credit shall have been terminated or cash collateralized, except, in each case, as waived by the applicable counterparties to these financing agreements. Transform Holdco is, subject to certain conditions, obligated to cause the repayment of the outstanding obligations under the aforementioned agreements and the termination or cash collateralization under the Amended and Restated Credit Agreement. In addition, there is a closing condition that no event of default shall have occurred and be continuing under either of the aforementioned financing agreements, subject to certain exceptions.

Following execution of the Merger Agreement on June 1, 2019, Partners and Mr. Lampert, holders of a majority of the issued and outstanding shares of Common Stock, duly executed and delivered to the Company a written consent (the “Written Consent”), approving and adopting the Merger Agreement and the transactions contemplated thereby. The Merger Agreement contains specified termination rights, including the right of each party to terminate the Merger Agreement if the Merger has not been consummated by an end date of October 31, 2019, which may be extended under certain circumstances to no later than December 31, 2019. The Merger Agreement does not provide for a termination right of the Issuer to accept any alternative acquisition proposals that may be made by third parties prior to the end date.

The Merger Agreement contains customary limitations on the conduct of the Issuer’s and its subsidiaries’ business for the period until the consummation of the Merger or the termination of the Merger Agreement. The Merger Agreement also provides that, prior to the consummation of the Merger, Transform Holdco has the right to propose actions or changes with respect to the operations of the Issuer’s Hometown business segment (including actions reasonably designed to implement cost savings in anticipation of the common ownership of the Issuer and Transform Holdco’s existing business operations) and the Issuer is obligated to approve and implement such recommendations in good faith (subject to specified exceptions). Transform Holdco also has the right to discuss with the Issuer’s management on a regular basis the operations of the Hometown business segment and the Issuer to the extent they materially impact the Hometown business segment.

Concurrently with the execution of the Merger Agreement, ESL executed a commitment letter (the “Equity Commitment Letter”) with Transform Holdco pursuant to which ESL committed to contribute, or cause to be contributed, approximately $21 million to Transform Holdco (subject to the terms and conditions set forth in the Equity Commitment Letter) to enable Transform Holdco to pay the merger consideration. The Issuer is a third party beneficiary of the Equity Commitment Letter solely for purposes of its right to enforce it in certain circumstances.

In addition, concurrently with the execution of the Merger Agreement, Mr. Lampert and the Issuer entered into a letter agreement (the “Letter Agreement”) pursuant to which Mr. Lampert agreed (i) not to, and to cause the Reporting Persons not to, effect any amendment of the Issuer’s bylaws or take any other stockholder action that is inconsistent with the terms of the Merger Agreement or that would reasonably be expected to frustrate the transactions contemplated thereby, including an Outlet Sale that meets the requirements set forth in the Merger Agreement, and (ii) upon request of the Issuer, to take, and cause the Reporting Persons to take, such action as may be necessary to exempt an Outlet Sale that meets the requirements set forth in the Merger Agreement from the requirements of Section 2.10 of the Issuer’s bylaws.

The consummation of the Merger in accordance with the Purchase Agreement relates to or would result in the matters referred to in, without limitation, subparagraphs (a), (b), (c), (d), (e), (f), (g), (h) and (i) of Item 4 of Schedule 13D.

The foregoing description of the Merger Agreement, the Written Consent, the Equity Commitment Letter and the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Written Consent, the Equity Commitment Letter and the Letter Agreement, attached hereto as Exhibit 99.11, Exhibit 99.12, Exhibit 99.13 and Exhibit 99.14, respectively, and incorporated by reference herein.

On June 3, 2019, Transform Holdco issued a joint news release with the Issuer announcing that they had entered into the Merger Agreement. A copy of the news release is attached as Exhibit 99.15 and incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on June 3, 2019, the Reporting Persons may be deemed to beneficially own the shares of Common Stock of the Issuer set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	13,226,598	(1)(2)	58.3	% (3)	4,656,725	(2)	0	4,656,725	(2)	8,569,873	(1)
RBS Partners, L.P.	13,226,598	(1)(2)	58.3	% (3)	4,656,725	(2)	0	4,656,725	(2)	8,569,873	(1)
ESL Investments, Inc.	13,226,598	(1)(2)	58.3	% (3)	4,656,725	(2)	0	4,656,725	(2)	8,569,873	(1)
Edward S. Lampert	13,226,598	(1)(2)	58.3	% (3)	13,226,598	(1)(2)	0	4,656,725	(2)	8,569,873	(1)

(1)

This number includes 8,569,873 shares of Common Stock held by Mr. Lampert. Partners has entered into the Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities held by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)

This number includes 3,864,516 shares of Common Stock held by Partners and 792,209 shares of Common Stock held in the Liability Accounts controlled by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities beneficially owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities beneficially owned by, ESL.

(3)

This is based upon 22,702,132 shares of Common Stock outstanding as of May 3, 2019, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended February 2, 2019 that was filed by the Issuer with the Securities and Exchange Commission on May 3, 2019.

(c) There have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment No. 17 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.2	Letter Agreement, dated June 2, 2010, by and between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 99.2 to the Schedule 13D relating to the Common Stock of the Issuer filed on September 12, 2012 by the Reporting Persons, SPE I Partners, LP, SPE Master I, LP, ESL Institutional Partners, L.P., RBS Investment Management, L.L.C. and CRK Partners, LLC with the Securities and Exchange Commission).

99.6	Joint Filing Agreement (incorporated by reference to Exhibit 99.6 to the Schedule 13D relating to the Common Stock of the Issuer filed on January 5, 2016 by the Reporting Persons with the Securities and Exchange Commission).

99.7	Letter from Transform Holdco LLC to the Board of Directors of Sears Hometown and Outlet Stores, Inc., dated April 5, 2019 (incorporated by reference to Exhibit 99.7 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 8, 2019 by the Reporting Persons with the Securities and Exchange Commission).

99.8	Action by Written Consent of Stockholders of Sears Hometown and Outlet Stores, Inc., dated April 15, 2019 (incorporated by reference to Exhibit 99.8 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 15, 2019 by the Reporting Persons with the Securities and Exchange Commission).

99.9	Letter from ESL Investments, Inc. to the Board of Directors of Sears Hometown and Outlet Stores, Inc., dated April 15, 2019 (incorporated by reference to Exhibit 99.9 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 15, 2019 by the Reporting Persons with the Securities and Exchange Commission).

99.10	Letter from ESL Investments, Inc. to the Stockholders of Sears Hometown and Outlet Stores, Inc., dated April 15, 2019 (incorporated by reference to Exhibit 99.10 to the Schedule 13D relating to the Common Stock of the Issuer filed on April 15, 2019 by the Reporting Persons with the Securities and Exchange Commission).

99.11	Agreement and Plan of Merger, dated June 1, 2019, by and among Sears Hometown and Outlet Stores, Inc., Transform Holdco LLC and Transform Merger Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 3, 2019).

99.12	Action by Written Consent of ESL Partners, L.P. and Edward S. Lampert, dated June 1, 2019 (incorporated by reference to Exhibit 99.1 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 3, 2019).

99.13	Equity Commitment Letter, dated June 1, 2019, by and between ESL Investments, Inc. and Transform Holdco LLC (filed herewith).

99.14	Letter Agreement, dated June 1, 2019, by and between Edward S. Lampert and Sears Hometown and Outlet Stores, Inc. (incorporated by reference to Exhibit 2.2 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 3, 2019).

99.15	Press Release, dated June 3, 2019 (incorporated by reference to Exhibit 99.2 to the Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 3, 2019).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2019	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert